Exhibit 99.1

PRESS RELEASE

DOLLAR TREE REPORTS THIRD-QUARTER SALES OF $910.4 MILLION

CHESAPEAKE, Va. - November 2, 2006 - Dollar Tree Stores, Inc. (NASDAQ: DLTR), the nation's largest $1.00 discount variety store chain, reported total sales for its fiscal third quarter of 2006 were $910.4 million, a 14.3% increase compared to $796.8 million in last year's fiscal third quarter. These sales results were within the range of the Company's most recent guidance of $895 to $915 million. Comparable-store sales for the quarter increased 4.0 %.

"The sales momentum that was consistent in the first half of the year continued in the third quarter," President and CEO Bob Sasser said. "Comparable-store sales growth benefited from increases in both customer traffic and average ticket. Our Halloween selling season was solid, and our stores are well positioned for the fourth quarter."

The Company will provide more detailed information about its third quarter 2006 operating results and guidance for the fourth fiscal quarter during its upcoming earnings conference call scheduled for Tuesday, November 21, 2006, 9:00 a.m. EST. The telephone number for the call is 800-289-0572. A recorded version of the call will be available until midnight Tuesday, November 28, and may be accessed by dialing 888-203-1112 and the pass code is 7472077. International callers may dial 719-457-0820 and the pass code is 7472077. A webcast of the call will be accessible through Dollar Tree's website, www.DollarTree.com/medialist.cfm.

Dollar Tree operated 3,192 stores in 48 states as of October 28, 2006, compared to 2,899 stores one year ago. During the third fiscal quarter of 2006, the Company opened 50 stores, closed 14 stores, and expanded or relocated 28 stores. The Company's retail selling square footage totaled approximately 25.9 million at October 28, 2006, a 14.1% increase compared to a year ago.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: This press release contains "forward -looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward - looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, outlook, or estimate. For example, our forward-looking statements include statements regarding expectations about fourth-quarter results. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10 - K filed April 12, 2006 and our Quarterly Report on Form 10-Q filed September 7, 2006. In light of these risks and uncertainties, the future events, developments or results described by our forward - looking statements in our documents could turn out to be materially and adversely different from those we discuss or imply. We are not obligated to release publicly any revisions to any forward - looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree Stores, Inc., Chesapeake
            Timothy J. Reid
            757-321-5284
            www.DollarTree.com

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